================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the year ended Dec. 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




     Commission file number:  1-3034




                                   XCEL ENERGY

                               401(K) SAVINGS PLAN






                        XCEL ENERGY INC. (the "Company")

                                800 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55402

================================================================================

                                                   INDEX
                                                   -----
                                                                                                                PAGE
                                                                                                                ----
Financial Statements:
   Statements of Net Assets Available for Benefits as of Dec. 31, 2002 and 2001                                    3
   Statement of Changes in Net Assets Available for Benefits for the Year Ended Dec. 31, 2002                      4

Notes to Financial Statements                                                                                      5

Supplemental Schedules:
   Schedule H - Line 4(i) - Schedule of Assets Held for Investment Purposes at Dec. 31, 2002                       8
   Schedule H - Line 4(j) - Schedule of Reportable Transactions for the Year Ended                                 9
         Dec. 31, 2002

Independent Auditors' Report                                                                                      10

Signature                                                                                                         11

Exhibit 23.01: Independent Auditors' Consent                                                                      12

Exhibit 99.01:  Officer Certification                                                                             13

                                XCEL ENERGY INC.
                               401(K) SAVINGS PLAN

                                   ----------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DEC. 31, 2002 AND 2001


                                                                2002             2001
                                                            ------------     ------------
                                Assets
Receivables:
   Employer contributions                                   $ 10,854,411     $ 11,638,038
   Participant contributions                                   1,196,089          339,256
   Dividend                                                    2,660,375        1,349,940
   Interest                                                           --           49,799
                                                            ------------     ------------
     Total receivables                                        14,710,875       13,377,033

Xcel Energy Common Stock Fund:
   Participant directed                                       22,584,718       31,020,022
   Non-participant directed                                      673,510       68,839,515
                                                            ------------     ------------
     Total Xcel Energy Common Stock Fund                      23,258,228       99,859,537

Non-interest-bearing cash                                             --          880,002

General investments:
   ESOP Stock Fund                                           132,817,141               --
   Interest-bearing cash                                      31,442,824       51,783,765
   Loans to participants                                       8,104,622        9,905,765
   Value of interest in registered investment companies      483,661,320      552,753,108
                                                            ------------     ------------
     Total general investments                               656,025,907      614,442,638

                                                            ------------     ------------
Total assets                                                $693,995,010     $728,559,210
                                                            ------------     ------------

                              Liabilities
Pending securities deliverable and other                    $         --     $         --
                                                            ------------     ------------

Total liabilities                                           $         --     $         --

                                                            ------------     ------------
Net assets available for benefits                           $693,995,010     $728,559,210
                                                            ============     ============


                 See accompanying notes to financial statements.

                                XCEL ENERGY INC.
                               401(K) SAVINGS PLAN

                                   ----------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DEC. 31, 2002


                             Additions

Contributions:
   Employer                                                      $  12,142,834
   Participants                                                     48,818,612
                                                                 -------------
     Total contributions                                            60,961,446

Earnings on investments:
   Investment income
     Interest                                                          568,315
     Dividends                                                      26,928,772
                                                                 -------------
       Total investment income                                      27,497,087
                                                                 -------------
Other additions                                                         60,237
                                                                 -------------

                                                                 -------------
Total additions                                                     88,518,770
                                                                 -------------
                            Deductions

Realized loss on sale of assets                                     37,460,269
Unrealized depreciation on investments                             247,234,429
Benefits paid to participants                                       62,224,818
Administrative expenses                                                 59,581
Other deductions                                                       335,620
                                                                 -------------
   Total deductions                                                347,314,717

                                                                 -------------
Net decrease before transfers                                     (258,795,947)

Transfers (see Note 2):
   To this plan                                                    246,283,114
   From this plan                                                  (22,051,367)
                                                                 -------------
     Net transfers                                                 224,231,747

Net decrease in net assets available for benefits                  (34,564,200)

Net assets available for benefits:
   Beginning of year                                               728,559,210
                                                                 -------------
   End of year                                                   $ 693,995,010
                                                                 =============


                 See accompanying notes to financial statements.

                                XCEL ENERGY INC.
                               401(K) SAVINGS PLAN
                            (EIN: 41-0448030 PN: 003)

                          NOTES TO FINANCIAL STATEMENTS



Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

1.   Summary of Significant Accounting Policies

     BASIS OF ACCOUNTING - The financial statements and supplemental schedules of the Plan have been prepared in accordance with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION - Investments are stated at fair value. Unrealized gains (appreciation) and losses (depreciation) are recorded for the net change in the fair value of investments during the year. Dividend income is accrued on the ex-dividend date.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     BENEFITS - Benefits are recorded as paid.

2.   Description of Plan and Funding Policy

     The following brief description of the Plan is provided for general information purposes only.

     On August 18, 2000 Northern States Power Co. (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy). The New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees merged into the Xcel Energy Retirement Savings Plan on December 31, 2001. The Plan was restated and renamed the Xcel Energy 401(k) Savings Plan effective January 1, 2002. On May 6, 2002, the Xcel Energy Employee Stock Ownership Plan (previously the Northern States Power Company Employee Stock Ownership Plan) merged into this Plan.

     All of the assets of the trust are available to pay benefits to both bargaining and nonbargaining participants. Participants should refer to the Plan document for more complete information.

     ELIGIBILITY - The Plan is a defined contribution employee benefit plan, which provides eligible employees of participating subsidiaries of Xcel Energy (collectively the "Companies") with the opportunity to contribute to a retirement savings plan.

     PARTICIPANT PRE-TAX CONTRIBUTIONS - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan. Employees can elect to start, stop or change their contribution election at any time. The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $11,000 for 2002. Participants may invest their contributions among the various investment funds offered by the Plan. Income on a participant's investment in the fund is credited to each participants' account based on the number of units in the participants' investment in the fund and the funds' unit value.

     PARTICIPANT AFTER-TAX CONTRIBUTIONS - The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after tax cash contributions to the Plan. After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay. Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

     EMPLOYER CONTRIBUTIONS - Former NSP nonbargaining and bargaining employees had the option to elect the Pension Equity Plan Benefit effective Jan. 1, 1999 and 2000, respectively. Subsequent to Jan. 1, 2000, bargaining employees have the option to elect either the Pension Equity Plan Benefit or the then existing pension benefit program through

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

     2005. Former NCE nonbargaining employees had the option to elect the Pension Equity Plan Benefit or remain a participant in the Account Balance Plan effective January 1, 2002.

     Employees covered by the Pension Equity Plan Benefit or the Account Balance Plan Benefit (and nonbargaining employees of a participating employer not covered by a company sponsored pension plan) are eligible to receive matching contributions equal to 100 percent of the first 3 percent of pay contributed on a pre-tax basis, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis to the Plan during the plan year.

     Nonbargaining employees and bargaining employees who elected the traditional pension plan received up to $1,400 and $900, respectively, in matching contributions from the Company.

     The Companies may make an additional contribution to participants' accounts at their discretion.

     BENEFITS - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant's beneficiary). Each participant is fully vested in all contributions allocated to their account. Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

     ADMINISTRATION - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan. Administrative expenses of the Plan are paid by the Companies, except for certain investment management fees.

     PLAN TERMINATION - There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. The employer may terminate the Plan at any time in accordance with the provisions of the Employee Retirement Income Security Act. Upon termination any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

3.   Information Certified by the Trustees

     Investment information regarding the Plan, included in the Plan's financial statements and the supplemental schedules, was prepared by U.S. Bank National Association and Vanguard Fiduciary Trust Company, the trustees for the Plan, and furnished to the Plan's administrator. The Plan's administrator has obtained certification from the trustees that the investment information is complete and accurate.

4.   Participant Loans

     The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 but less than 50 percent of the participant's vested account balance. In no event can a participant borrow more than $50,000 less the sum of any principal payments made on Plan loans during the preceding 12 months. Loans are for a period not to exceed 5 years for general purpose loans or 15 years for principal residential loans. The loans bear interest at a rate of prime plus 1 percent which is determined on the first business day of the month in which the loan is approved, and stays in effect until the loan is repaid. A participant can only have one loan outstanding at a time. Repayment of the loan plus interest is made through payroll deductions.


5.   Significant Plan Assets

     At Dec. 31, 2002 the market value of each of the following investments was in excess of 5 percent of the Plan's net assets:

     Xcel ESOP Stock Fund                              $132,817,141
     Vanguard 500 Index Fund Investor Shares           $128,930,848
     Vanguard Total Bond Market Index Fund             $128,341,407
     Vanguard PRIMECAP Fund                            $ 53,519,877

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

6.   Federal Income Tax Status

     The Plan has received from the Internal Revenue Service a determination letter stating the Plan is qualified under the applicable sections of the Internal Revenue Code. On March 16, 1998, the Companies received a favorable determination from the Internal Revenue Service that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.   Related Party Transactions

     Certain investments of the Plan are shares of Xcel Energy Common Stock. Receivables include dividends on Company common stock declared and payable to the Plan of $2,660,375 at Dec. 31, 2002.

     Vanguard Fiduciary Trust manages certain investments of the Plan. Vanguard is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

8.   Risks and Uncertainties

     The Plan provides for investments in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

SCHEDULE H - ITEM 4(i)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

             IDENTITY OF ISSUE                    NUMBER OF SHARES          COST          CURRENT VALUE
   Xcel Energy Common Stock Fund:
     Xcel Energy Common Stock (1)                        2,114,384      $  32,236,373     $  23,258,228
   Xcel Energy ESOP Stock Fund (1)                      12,074,285        226,723,276       132,817,141
   Registered Investment Companies:
     Vanguard 500 Index Fund (1)                         1,588,797        165,001,653       128,930,848
     Vanguard Total Bond Market Index (1)               12,364,297        125,443,696       128,341,407
     Vanguard PRIMECAP Fund (1)                          1,384,373         70,083,307        53,519,877
     Vanguard Wellington Fund (1)                        1,391,568         37,628,481        34,176,906
     Pimco Total Return Fund (1)                         2,980,670         31,391,072        31,803,751
     Vanguard Mid-Cap Index Fund (1)                     2,857,210         33,239,015        28,229,234
     Longleaf Partners Fund (1)                          1,017,921         25,028,935        22,638,565
     Wasatch Core Growth Fund (1)                          759,503         26,240,613        20,263,535
     Vanguard Small-Cap Index Fund (1)                   1,280,590         25,095,693        20,054,041
     Vanguard Inflation Protected Securities (1)           705,422          8,039,574         8,352,191
     Vanguard Developing Market Index (1)                1,255,686          8,496,721         7,207,638
      VGI Brokerage Option (1)                             143,327            143,327           143,327
   Interest-bearing Cash:
      Vanguard Prime Money Market (1)                   31,442,824         31,442,824        31,442,824

   Outstanding Participant Loans 5.25% -
      10.51%(1)                                                             8,104,622         8,104,622
                                                                        -------------     -------------
   Total                                                                $ 854,339,182     $ 679,284,135
                                                                        =============     =============

----------

 (1) Represents transaction with party-in-interest (Note 7)

               The accompanying notes to financial statements are
                       an integral part of this schedule.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

SCHEDULE H - ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS (FOR THE YEAR ENDED DEC. 31, 2002)

                                                                                                 (h) Current
                                                                                                     value of
                                                                                                     asset on    (i) Net
   (a) Identity of                                 (c) Purchase    (d) Selling    (g) Cost of        transaction     gain or
       party involved  (b) Description of asset        price           price          asset          date            (loss)
       --------------      --------------------        -----------    --------        -----------    -----------     ------------

  Single Transaction or Series of Transactions - Security of the Same Issue
  -------------------------------------------------------------------------

  The Vanguard Group   Vanguard 500 Index              $29,407,863                                   $29,407,863
  The Vanguard Group   Vanguard 500 Index                              $50,790,895    $56,484,875    $50,790,895     $ (5,693,980)
  The Vanguard Group   Vanguard Prime Money            $21,000,949                                   $21,000,949
                       Market
  The Vanguard Group   Vanguard Prime Money                            $19,027,721    $19,027,721    $19,027,721
                       Market
  The Vanguard Group   Vanguard Total Bond             $24,800,677                                   $24,800,677
                       Market Index
  The Vanguard Group   Vanguard Total Bond                             $32,973,551    $32,921,121    $32,973,551     $     52,430
                       Market Index
  The Vanguard Group   Xcel Energy Stock Fund          $19,499,349                                   $19,499,349
  The Vanguard Group   Xcel Energy Stock Fund                          $81,498,890    $59,985,053    $81,498,890     $ 21,513,837
  The Vanguard Group   Xcel Energy ESOP Stock         $307,717,942                                  $307,717,942
                       Fund
  The Vanguard Group   Xcel Energy ESOP Stock                          $10,493,041    $13,541,988    $10,493,041     $ (3,048,947)
                       Fund

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

                          INDEPENDENT AUDITORS' REPORT


Xcel Energy 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP
---------------------------
DELOITTE & TOUCHE LLP
Minneapolis, MN
June 30, 2003

Xcel Energy Inc.
401(k) Savings Plan
(EIN: 41-0448030 PN:003)

                                    SIGNATURE

As permitted under Form 11-K rules, the Company's 401(k) Savings Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Xcel Energy
                                           401(k) Savings Plan
                                           ------------------------------------
                                               (Registrant)



                                      By  /s/ PARKER W. NEWCOMB
                                         --------------------------------------
                                          Parker W. Newcomb
                                          Vice President Total Compensation and
                                          Human Resources Operations
June 30, 2003                             Xcel Energy Inc.